direct dial: 248.723.0347 Timothy E. Kraepel email: TKraepel@howardandhoward.com


                                January 11, 2005

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         RE:      PIONEER RAILCORP
                  SCHEDULE 13E-3 FILED NOVEMBER 9, 2004
                  FILE NO. 5-47260

                  PRELIMINARY SCHEDULE 14A FILED NOVEMBER 9, 2004
                  FILE NO. 1-12072

                  FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 FILE NO. 1-12072
                  FILED MARCH 18, 2003

                  RESPONSE TO SEC COMMENTS

Dear Mr. Pressman:

         Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Pioneer Railcorp, enclosed for filing is Pioneer Railcorp's Amendment No. 1 (the "Amendment") to its Schedule 13E-3 and Schedule 14A submitted herewith for filing, both of which have been marked to show the changes from the previously submitted documents. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff's comments may be found in the marked amendment.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 2


                              RESPONSES TO COMMENTS

Schedule 13E-3
General

1. We note that you identify Pioneer Railcorp and Pioneer Merger Corporation as the only filing persons. Please advise us why you believe that Mr. Brenkman should not be added as a filing person on the Schedule 13E-3, as he appears to be an affiliate engaged in this going private transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

     Alternatively, please revise to include him as a filing person on the
     Schedule 13E-3. Please note that an added filing person must individually comply with the filing, dissemination and disclosure requirements of
     Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13E-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13,
     1981).

MR. BRENKMAN HAS BEEN ADDED AS A FILING PERSON IN RESPONSE TO THIS COMMENT. DISCLOSURE THROUGHOUT THE PROXY STATEMENT HAS BEEN REVISED TO REFLECT THE POSITION OF MR. BRENKMAN AS A FILING PERSON IN ACCORDANCE WITH THE INSTRUCTIONS TO SCHEDULE 13E-3.

Preliminary Proxy Materials
General

2 Please provide updated interim financial and pro forma information pursuant to Item 1010 of Regulation M-A.

INTERIM FINANCIAL AND PRO FORMA INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2004 HAS BEEN INCLUDED.

3 It appears that the electronically filed proxy statement is missing the front cover page of Schedule 14A. Please revise. Refer to Schedule 14A.

THE REVISED PRELIMINARY PROXY STATEMENT HAS BEEN REVISED TO INCLUDE THE FRONT COVER PAGE.

4 Please expand the legend required by Rule 13e-3(e)(1)(iii) to make clear that any representation contrary to the legend is a criminal offense.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 3


IN RESPONSE TO YOUR COMMENT WE HAVE ELIMINATED THE SENTENCE, "IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE." WE HAVE REPLACED IT WITH THE SENTENCE, "ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE."

Letter to Shareholders

5. Please clearly state, as you indicate on page 28, that shareholders wishing to exercise their appraisal rights under Iowa law must, before a shareholder vote on the merger, deliver to Pioneer Railcorp written notice of his or her intent to demand payment for shares when and if the merger is effectuated; and either abstain from voting on, or vote against the merger. Also, please provide a cross reference to the section of the proxy where you provide a complete description of the rights of appraisal under Iowa law.

THE LETTER TO SHAREHOLDERS HAS BEEN REVISED TO INCLUDE THE REFERENCED LANGUAGE CONCERNING APPRAISAL RIGHTS.

6. Here, and elsewhere in the filing, you should consider indicating the total dollar value of the offer.

THE LETTER TO SHAREHOLDERS AND THE PROXY STATEMENT HAVE BEEN REVISED TO INDICATE THE TOTAL DOLLAR VALUE IN SEVERAL PLACES. (SEE LETTER TO SHAREHOLDER, PAGE 4, PAGE 31 and PAGE 47).

Important Notices, page 5

7. We advise you to move this section to another section of the proxy statement, preferably after you explain the most material aspects of the going private transaction. For example, this disclosure should appear after the questions and answers section.

THE SECTION ENTITLED "IMPORTANT NOTICES" NOW APPEARS AFTER THE QUESTIONS AND ANSWERS SECTION IN RESPONSE TO YOUR COMMENT.

8. We do not understand why you advise shareholders that by accepting receipt of the proxy statement, they agree not to permit any reproduction or distribution of its contents in whole or in part.

THE ABOVE-REFERENCED LANGUAGE HAS BEEN OMITTED IN RESPONSE TO YOUR COMMENT. (SEE PAGE 11).

9. Please delete the third paragraph of this section. Security holders are entitled to rely upon the document.

THE ABOVE-REFERENCED LANGUAGE HAS BEEN OMITTED IN RESPONSE TO YOUR COMMENT. (SEE PAGE 11).

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 4


Table of Contents, page 6

10.  Please also list the appendices to the proxy in the table of contents.

THE TABLE OF CONTENTS HAS BEEN REVISED TO LIST THE APPENDICES.

Summary Term Sheet, page 7

11. The summary term sheet should "briefly" describe the material terms of the transaction. in bullet point format. See Item 1001 of Regulation M-A. Further revise your information to provide a clear presentation of information that is material to investors. For example, your "overview of the merger" section repeats the terms of the transaction that you describe under "purpose, structure and effects of the merger." You repeat that holders of fewer than 2,000 shares will receive $2.85 per share and holders of 2,000 or more shares will continue to represent one share of Pioneer Railcorp common stock after the merger. Please revise to avoid such redundancy. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22,
     1999) for a discussion of the items that should be discussed in the summary term sheet.

THE SUMMARY TERM SHEET HAS BEEN REVISED TO DESCRIBE IN BULLET POINT FORMAT THE MATERIAL TERMS OF THE TRANSACTION AND TO DELETE THE ABOVE-REFERENCED REDUNDANCY.

12. Please revise the summary term sheet so that it appears in bullet point format. See Item 1001 of Regulation M-A.

THE SUMMARY TERM SHEET HAS BEEN REVISED TO DESCRIBE IN BULLET POINT FORMAT THE MATERIAL TERMS OF THE TRANSACTION.

13. Revise the summary term sheet to disclose the number and percentage of outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction.

THE SUMMARY TERM SHEET HAS BEEN REVISED TO DISCLOSE THE NUMBER AND PERCENTAGE OF OUTSTANDING SHARES HELD BY UNAFFILIATED SECURITY HOLDERS THAT MUST BE VOTED IN FAVOR OF THE MERGER IN ORDER TO APPROVE THE TRANSACTION. (SEE PAGES 7 AND 8).

Recommendation of the Board of Directors, page 8

14. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated shareholders. We note your disclosure indicating that the board of directors believes the transaction is fair to all Pioneer Railcorp security holders, including those not affiliated with Pioneer Railcorp." Revise the disclosure throughout the document to clarify that the fairness determinations have been made with respect to unaffiliated shareholders alone. See also, for example, page 17. Also, include a fairness discussion for unaffiliated

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 5


     shareholders who will retain an interest in the company and those unaffiliated shareholders who will not. See Item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719 (April 13, 1981). Please revise as necessary.

THE DOCUMENT HAS BEEN REVISED HERE AND THROUGHOUT TO CLARIFY THAT THE FAIRNESS DETERMINATIONS HAVE BEEN MADE WITH RESPECT TO UNAFFILIATED SHAREHOLDERS ALONE. THE SECTION ENTITLED "RECOMMENDATION OF OUR BOARD OF DIRECTORS" INCLUDES A DISCUSSION OF THE FACTORS AFFECTING UNAFFILIATED SHAREHOLDERS WHO WILL RETAIN AN INTEREST IN THE COMPANY AND THOSE UNAFFILIATED SHAREHOLDERS WHO WILL NOT THAT THE BOARD CONSIDERED FROM A FAIRNESS PERSPECTIVE. (SEE PAGES 24-28).

15. Your disclosure on the bottom of page 15 indicates that Mr. Brenkman did not participate in the Board's determination. Please revise here and throughout the document to reflect Mr. Brenkman's abstention.

THE DISCLOSURE HERE AND THROUGHOUT THE DOCUMENT HAS BEEN REVISED TO REFLECT MR. BRENKMAN'S ABSTENTION. (SEE E.G. PAGES 8, 17, 20, 27, AND 28).

Conditions to the merger, page 9

16. Please update disclosure to indicate the current status of your plans to finance the merger with a $5 million loan from National City Bank as discussed at page 26. Indicate here that financing is not yet assured. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to your document.

NATIONAL CITY BANK HAS APPROVED THE FINANCING FOR THE GOING PRIVATE TRANSACTION (APPROXIMATELY $5 MILLION) AS PART OF A BROAD FINANCING PACKAGE FOR UP TO $16 MILLION. THE DOCUMENT HAS BEEN REVISED TO REFLECT THE MATERIAL TERMS OF THE LOAN AGREEMENT. THE FORMS OF LOAN AGREEMENT, NOTE, SECURITY AGREEMENT, PLEDGE, AND GUARANTY HAVE BEEN FILED AS EXHIBITS TO AMENDMENT NO. 1 TO SCHEDULE 13E-3. (SEE PAGE 8 AND 30-31)

How was the Cash Price Determined.
Questions and Answers About the Special Meeting and the Merger, page 11

17. We note that proxies solicited for this meeting will be valid even if the meeting is postponed or adjourned. Advise us whether the company will use discretionary authority to vote proxies voted in favor of the merger in favor of adjourning the meeting to solicit additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. To the extent that you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 6


THE COMPANY WILL NOT USE DISCRETIONARY AUTHORITY TO VOTE PROXIES VOTED IN FAVOR OF THE MERGER IN FAVOR OF ADJOURNING THE MEETING TO SOLICIT ADDITIONAL PROXIES.

18. Revise the Q&A on page 12 and the disclosure on page 19 to disclose that the valuation report is filed as an exhibit to the Schedule 13E-3 and is available on EDGAR. File the valuation report as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A. Clarify whether the valuation report is the report summarized on pages 19-22. If not, revise the document to summarize the report as required by Item 1015(b)(6) of Regulation M-A.

THE Q&A HAS BEEN REVISED TO CLARIFY THAT IT IS THE VALUATION REPORT SUMMARIZED UNDER THE CAPTION "SPECIAL FACTORS - FINANCIAL FAIRNESS" AND THE FULL REPORT IS AVAILABLE ON THE SEC'S WEBSITE. THE REPORT WAS FILED AS AN EXHIBIT TO SCHEDULE 13E-3 AND WILL BE FILED AS AN EXHIBIT TO AMENDMENT NO. 1 TO SCHEDULE 13E-3. (SEE PAGE 10).

Special Factors, page 13.

19. Clarify how you will treat those who hold shares in street or nominee name in the merger. Will you look through the nominee and cash out each shareholder who holds fewer than 2000 shares, or will you conduct the transaction at the record holder level? It appears from page 18 that the determination will be made at the record holder level. If true, revise to clarify and highlight that security holders who hold their shares in street name and hold fewer than 2000 shares will be unable to predict whether they will be cashed out in the merger unless they take action to become holders of record.

THE ABOVE-REFERENCED DISCUSSION HAS BEEN REVISED TO REFLECT THAT THE DETERMINATION WILL BE MADE AT THE RECORD HOLDER LEVEL AND TO CLARIFY THAT SECURITY HOLDERS WHO HOLD THEIR SHARES IN STREET NAME AND HOLD FEWER THAN 2000 SHARES WILL BE UNABLE TO PREDICT WHETHER THEY WILL BE CASHED OUT IN THE MERGER UNLESS THEY TAKE ACTION TO BECOME HOLDERS OF RECORD. (SEE PAGE 12).

Background of the merger proposal, page 13

20. Clarify the board's reasons for soliciting the transaction at this time. Given your statement that "[t]hese and other SEC registration related costs have been increasing over the years" and that Sarbanes-Oxley was enacted nearly two years ago, please revise to explain why you seek to undertake the going private transaction at this time, rather than other times in your operating history. See Item 1013(c) of Regulation M-A.

THE DOCUMENT HAS BEEN REVISED ACCORDINGLY IN RESPONSE TO THIS COMMENT. (SEE PAGE
13).

21. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Donnelly Penman or other third parties during your evaluation of

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 7


     the transaction and file any written materials, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Please summarize the alternative structures associated with the transaction that were discussed at the meeting. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the persons who initiated the contact, a summary of the dialogue and the information exchange and the basis of any views expressed. Among other items, the written materials include analyses, talking papers, drafts, summaries or outlines.

     Summarize any discussions that management had with Donnelly Penman in connection with the advice it sought concerning financial terms of the transaction and any meetings or discussions that the advisor had with senior management during the course of discussions described on pages 15 and 16. We note that Donnelly Penman conducted several meetings with senior management in preparation for its report titled Pioneer Railcorp Valuation as of June 30, 2004. Please revise as necessary.

THE DISCUSSION ON PAGE 15 HAS BEEN REVISED TO CLARIFY THE CONTENT OF DONNELLY PENMAN'S DISCUSSIONS WITH MANAGEMENT (INCLUDING THE SPECIFIC PERSONS). THE DISCUSSION HAS ALSO BEEN REVISED TO REFLECT A SUMMARY AND THE DISCUSSION OF THE SINGLE PRELIMINARY VALUATION REPORT THAT WAS PROVIDED TO SPECIAL COMMITTEE MEMBERS LOPEZ AND FULTON AND HOWARD & HOWARD. A COPY OF THIS PRELIMINARY VALUATION REPORT IS FILED AS AN EXHIBIT TO AMENDMENT NO. 1 TO SCHEDULE 13E-3 AND THE LANGUAGE IN THE PROXY STATEMENT HAS BEEN REVISED TO REFLECT THE AVAILABILITY OF THIS PRELIMINARY VALUATION REPORT.


22. To the extent possible, please quantify the estimated costs associated with undertaking the alternative methods of going private you discuss on page 14.

THE LANGUAGE UNDER THE SUB-CAPTION "ALTERNATIVES CONSIDERED" ON PAGE 13 HAS BEEN REVISED IN ACCORDANCE WITH THIS COMMENT.

23. We note that you chose a merger structure over a reverse stock split, in part, because you will be able to cash out warrant holders in a merger. Revise this section to disclose who holds these warrants. Also disclose what would happen to the warrants in a reverse stock split. In addition, we note that almost half of Mr. Brenkman's 40.22% beneficial ownership is attributable to warrants. We also note the number of warrants held by other board members. Revise the fairness section to clarify what consideration the board and each filing person gave to this fact in considering; the fairness of this transaction with respect to each group of unaffiliated security holders. Also revise to disclose, with respect to each filing person, the extent to which the ability to cash out warrant holders is a reason for structuring the transaction in this way, as required by Item 1013(b) of Regulation M-A. Finally, quantify the payments each director and filing person will receive as a result of cashing out warrants and explain what consideration the board and other filing persons gave to these payments in reaching their fairness determinations. Clarify whether any members of the special committee hold warrants.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 8


LANGUAGE UNDER THE SUB-CAPTION "OVERVIEW" HAS BEEN ADDED TO DISCLOSE WHO HOLDS THE WARRANTS. IN ADDITION, A DISCUSSION AND TABLE HAVE BEEN ADDED UNDER THE SUB-CAPTION "ALTERNATIVES CONSIDERED" TO DISCLOSE THE BOARD'S (INCLUDING MEMBERS OF THE SPECIAL COMMITTEE) ECONOMIC INTEREST IN THE WARRANTS. THE DISCUSSION HERE (SEE PAGES 12-13) AND LATER IN THE DOCUMENT HAVE BEEN REVISED TO REFLECT EACH FILING PERSON'S VIEW THAT THE ABILITY TO CASH-OUT THE WARRANTS WAS CRITICAL TO THE GOING PRIVATE TRANSACTION AND EACH FILING PERSON'S CONSIDERATION OF THE CASH TO BE PAID TO INSIDERS IN EXCHANGE FOR WARRANTS (SEE PAGE 28).

24. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc. among board members and management. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of the background. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

     - who first proposed the possibility of going private and the date on which this occurred

     - the date when management contacted Donnelly Penman for advice concerning the financial terms of the transaction

     -    identify all persons present at each meeting

     - identify the members of "management" who engaged in the various actions describe here

     - the substance of the discussions between board members on whether outside financing would be required to fund the repurchase of the securities in a going private transaction

     -    identify the members of the special committee

     - include a discussion of the questions posed by the board when Donnelly Penman presented its valuation report

     - when the special committee approved and recommended the proposed merger

     - when Mr. Brenkman decided and announced that he felt it would be inappropriate to participate in the board's decision regarding pricing considerations and approval of the transaction

     - when and who participated in the discussions regarding the terms of the proposed Agreement and Plan of Merger

     - explain the number of factors considered by the board in unanimously approving the merger agreement and merger

     - clarify whether Mr. Brenkman was present for the board's vote even though he abstained

THE SECTION ENTITLED "BACKGROUND OF THE MERGER PROPOSAL" HAS BEEN REVISED SUBSTANTIALLY TO GIVE READERS A BETTER SENSE OF THE BACKGROUND OF THE GOING PRIVATE TRANSACTION AND TO PROVIDE GREATER DETAIL OF THE CONTENT OF DISCUSSIONS AND PRESENCE OF PARTIES WHO PARTICIPATED. (SEE PAGES 12-17).

25. From the disclosure, it is unclear if the board or Donnelly Penman first initiated the discussion on the consideration that shareholders would receive. Please revise to clarify who initiated

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 9


     selecting the proposed price of $2.85 per share to shareholders receiving cash and $0.85 per warrant to be paid to warrant holders. We also note your disclosure on page 19 that Donnelly Penman did not recommend the amount of consideration to be paid in the going private transaction. Also, disclose to explain the bases on which the board selected the merger consideration.

THE DISCUSSION HAS BEEN REVISED TO DISCLOSE THAT MR. LOPEZ INITIATED THE DISCUSSION OF USING THE RESULTING DONNELLY PENMAN $2.85 VALUATION AS THE PRICE TO BE PAID FOR COMMON SHARES IN THE GOING PRIVATE TRANSACTION AND THE FACTORS COMMENTED UPON BY THE SPECIAL COMMITTEE AND THE BOARD IN CONSIDERATION OF THE $2.85 PER SHARE PURCHASE PRICE. (SEE PAGE 16).

26. Please clarify in the proxy statement when Donnelly Penman summarized the valuation report for the board. Was it at the September 20, 2004 meeting? Did a representative from Howard and Howard make a presentation at the same meeting? Please revise to clarify.

THE DISCLOSURE HAS BEEN REVISED TO REFLECT DONNELLY PENMAN'S SUMMARY OF THE VALUATION REPORT OCCURRED AT THE SEPTEMBER 20, 2004 BOARD MEETING AND THE PRESENTATION BY HOWARD & HOWARD AT THAT SAME MEETING. (SEE PAGE 16).

Structure of the merger, page 17

27. To the extent individual affiliates of Pioneer Railcorp are included as filers on the Schedule 13E-3 (see comment no. 1 above), provide the disclosure regarding net book value and net earnings required by Instruction 3 to Item 1013 of Regulation M-A.

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO INCLUDE A TABLE WHICH SETS FORTH MR. BRENKMAN'S INTEREST IN THE NET BOOK VALUE AND NET EARNINGS OF THE COMPANY ON A PRE-MERGER AND POST-MERGER BASIS. (SEE PAGE 20).

Financial fairness, page 18

28. Clarify who managed the relationship with the financial advisor. In the background section, you state that they were hired by the special committee, but here you state that the "board imposed no limitations" on the financial advisor.

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO INDICATE: (1) NEITHER THE BOARD, NOR THE SPECIAL COMMITTEE IMPOSED ANY LIMITATIONS UPON DONNELLY PENMAN WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED IN RENDERING THE VALUATION OR THE FAIRNESS OPINION; AND (2) THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS WAS RESPONSIBLE FOR MANAGING THE RELATIONSHIP WITH DONNELLY PENMAN. (SEE PAGE 20).

29. Clarify whether any portion of the financial advisor's fee is contingent upon the success of the transaction.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 10


THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO CLARIFY THAT NO PORTION OF DONNELLY PENMAN'S FEES IS CONTINGENT ON THE SUCCESS OF THE TRANSACTION. (SEE PAGE 21).

30. We suggest that you take each analysis to the next step. In other words, discuss what a range of numbers you disclose means and how they impact or relate to the determination that the transaction is fair. For each analysis, please explain what each of the calculations in the analysis mean. What are they intended to show?

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. (SEE PAGES 21-24).

Recent trading analysis, page 19

31. Expand disclosure to briefly discuss the periods analyzed by Donnelly Penman and why. Currently, you provide only the prices as of September 9, 2004.

THE PREVIOUS DISCLOSURE CONTAINED ANALYSIS AS OF SEPTEMBER 9, 2004, AND FOR THE 30 DAY, 90 DAY, AND 1 YEAR PERIODS THEN-ENDED. WE HAVE MODIFIED THE DISCLOSURE TO MAKE THIS FACT MORE CLEAR. (SEE PAGE 21).

32. We note that Donnelly Penman considered the future prospects and forecasted earnings trends of Pioneer Railcorp in rendering its fairness opinion. For example, Donnelly Penman prepared a discounted cash flow analysis estimating debt-free after tax cash flows that Pioneer might produce from January 1, 2004 through December 31, 2008. In this regard, disclose all of the forecasts that management provided to Donnelly Penman. In addition, please disclose and quantify the material assumptions underlying the Financial projections the advisor developed and included in its analysis.

THE DISCUSSION UNDER THE SUB-CAPTION "PRESENT VALUE OF DISCOUNTED CASH FLOWS" HAS BEEN REVISED IN ACCORDANCE WITH YOUR COMMENT. (SEE PAGES 21 AND 22).

Recommendation of our board of directors, page 22

33. Each filing person must include a statement as to whether it believes that the Rule 13e-3 transaction is procedurally and substantively fair to each group of unaffiliated security holders and an analysis of the factors upon which each relied in reaching a conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to specifically address both substantive and procedural fairness to each group of unaffiliated shareholders for each filing person on the
     Schedule 13E-3.

A SECTION ENTITLED "POSITION OF THE COMPANY'S LARGEST SHAREHOLDER, GUY BRENKMAN, AS TO THE FAIRNESS OF THE MERGER" HAS BEEN ADDED IN RESPONSE TO THIS COMMENT. (SEE PAGE 29). IN

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 11


ADDITION, THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO MORE CLEARLY CONTRAST THE PROCEDURAL VERSUS SUBSTANTIVE FAIRNESS FACTORS CONSIDERED BY THE BOARD AS TO EACH GROUP OF UNAFFILIATED SHAREHOLDERS (I.E. THOSE CASHED-OUT VERSUS THOSE REMAINING). (SEE PAGES 24 - 28).

34. We note that the board's recommendation references the financial advisor's findings as the bases for the board's fairness determination. Please clarify here that the board has adopted the analyses of the financial advisor.


THE FIRST PARAGRAPH OF THE ABOVE-REFERENCED SECTION HAS BEEN REVISED TO INDICATE THAT THE BOARD REVIEWED AND CONSIDERED THE DONNELLY PENMAN ANALYSIS AND HAS ADOPTED IT AS ITS OWN. (SEE PAGE 24). PLEASE NOTE THAT SUCH STATEMENT IS (AND
WAS) INCLUDED AS THE LAST SENTENCE OF THE 6TH PARAGRAPH UNDER THE CAPTION "FINANCIAL FAIRNESS." (SEE PAGE 21).

35. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. See Exchange Act Release No. 17719 (April 13, 1981). Please note that the Board's adoption of Donnelly Penman's fairness determination may not be sufficient as their analysis does not appear to have addressed each of the Instruction 2 factors.

WE BELIEVE THAT THE "FINANCIAL FAIRNESS" DISCLOSURE CONTAINED IN THE PREVIOUSLY FILED PRELIMINARY PROXY STATEMENT ADDRESSED FACTORS (i) - (v) AND (vii) OF INSTRUCTION 2 TO ITEM 1014. IN ADDITION, FACTOR (viii) (CONCERNING FIRM OFFERS BY UNAFFILIATED PARTIES) OF INSTRUCTION 2 TO ITEM 1014 WAS ADDRESSED IN THE 3RD TO THE LAST PARAGRAPH OF THE SECTION "RECOMMENDATION OF OUR BOARD OF DIRECTORS." THEREFORE, IN RESPONSE TO YOUR COMMENT, WE HAVE ADDED A PARAGRAPH TO THE END OF THE SECTION "RECOMMENDATION OF OUR BOARD OF DIRECTORS" WHICH ADDRESSES FACTOR
(vi) OF INSTRUCTION 2 TO ITEM 1014 (CONCERNING PREVIOUS PURCHASES BY EITHER THE COMPANY OR ITS AFFILIATES). IN ADDITION, WE HAVE ADDED A PARAGRAPH ADDRESSING FACTOR (v) OF INSTRUCTION 2 TO ITEM 1014 (CONCERNING LIQUIDATION VALUE). (SEE PAGE 27).

36. Revise to clarify what consideration each filing person gave to the fact that management and the board, rather than the special committee, determined the structure of and procedural safeguards necessary for this transaction.

ADDITIONAL DISCLOSURE UNDER THE SECTIONS "DETERMINATION OF THE TERMS OF THE MERGER" "POSITION OF PIONEER MERGER CORPORATION AS TO THE FAIRNESS OF THE MERGER" AND "POSITION OF THE COMPANY'S LARGEST SHAREHOLDER, GUY BRENKMAN, AS TO ITS FAIRNESS OF THE MERGER" HAS BEEN ADDED IN RESPONSE TO THIS COMMENT. (SEE PAGES 20, 28 AND 29).

37. Please revise to discuss the procedural safeguards set forth in Item 1014(d)-(e).

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 12


IN RESPONSE TO ITEM 1014(d) (CONCERNING APPROVAL OF A MAJORITY OF NON-EMPLOYEE DIRECTORS), THE FIRST BULLET POINT UNDER THE SUB-CAPTION "POSITIVE FACTORS FOR ALL NON-AFFILIATED SHAREHOLDERS AND WARRANT HOLDERS" HAS BEEN REVISED TO NOTE THE FACT THAT THE BOARD'S TWO INDEPENDENT DIRECTORS, WHICH CONSTITUTED THE SPECIAL COMMITTEE OF THE BOARD, CONSIDERED THE MERGER AND CONCLUDED THAT THE MERGER IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND WARRANT HOLDERS. IN ADDITION, A NEW PARAGRAPH HAS BEEN ADDED WHICH NOW APPEARS AS THE 3RD TO THE LAST PARAGRAPH OF THE SECTION "RECOMMENDATION OF OUR BOARD OF DIRECTORS" IN RESPONSE ITEM 1014(e) (CONCERNING USE OF AN UNAFFILIATED THIRD PARTY FOR NEGOTIATIONS OR PREPARING A FAIRNESS REPORT). (SEE PAGES 25, 27-28).

38. Revise to explain the basis for the Board's belief as to the procedural fairness to unaffiliated shareholders notwithstanding the absence of the procedural safeguards identified in Items 1014(c) and 1014(f).

A NEW PARAGRAPH HAS BEEN ADDED WHICH NOW APPEARS AS THE 2ND TO THE LAST PARAGRAPH OF THE SECTION "RECOMMENDATION OF OUR BOARD OF DIRECTORS" IN RESPONSE
ITEM 1014(c) (CONCERNING VOTE OF A MAJORITY OF UNAFFILIATED SHAREHOLDERS). WE BELIEVE THAT ITEM 1014(f) (CONCERNING OFFERS BY UNAFFILIATED PARTIES) HAD BEEN ADDRESSED IN SUFFICIENT DETAIL IN THE 3RD TO THE LAST PARAGRAPH OF THE PREVIOUSLY FILED PRELIMINARY PROXY STATEMENT. THIS PARAGRAPH NOW APPEARS AS THE 7TH TO THE LAST PARAGRAPH OF THE SECTION "RECOMMENDATION OF OUR BOARD OF DIRECTORS" (SEE PAGES 27 AND 28).

39. Revise to clarify what consideration the board gave to the fact that one of the adverse effects of the merger will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also clarify the board's consideration of the fact that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

THE FIRST BULLET POINT UNDER THE SUB-CAPTION "NEGATIVE FACTORS FOR NON-AFFILIATED SHAREHOLDERS AND WARRANT HOLDERS RECEIVING CASH IN THE MERGER" AND THE LAST BULLET POINT UNDER THE SUB-CAPTION "NEGATIVE FACTORS FOR REMAINING NON-AFFILIATED SHAREHOLDERS" HAVE BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. (SEE PAGES 26 AND 27).

40. Each filing person must disclose every reason for the particular structure of the transaction. We note the positive factors discussed on page 23 regarding the income tax treatment of the transaction. It appears that the beneficial tax consequence that the company's officers and directors will not be taxed on this transaction may have been one reason for this transaction structure. If so, revise to disclose this fact as required by
     Item 1013(b) of Regulation M-A.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 13


THIS ABOVE-REFERENCED STATEMENT WAS OVERLY-BROAD AS ORIGINALLY WRITTEN AND HAS BEEN MODIFIED TO REFLECT THAT REMAINING SHAREHOLDERS WHO RECEIVE NO CASH IN THE MERGER WOULD NOT BE REQUIRED TO PAY INCOME TAXES AS A RESULT OF THE MERGER. (SEE PAGE 26). DIRECTORS AND EXECUTIVE OFFICERS WHO RECEIVE CASH IN EXCHANGE FOR THEIR WARRANTS AND/OR COMMON SHARES WILL BE TAXED ON THE TRANSACTION.

Position of Pioneer Merger Corporation, page 24

41. Please consider the above comments relating to the findings of the Pioneer Railcorp board that are applicable to the fairness discussion of Pioneer Merger Corporation. Make corresponding revisions to the disclosure here. For example, Pioneer Merger Corporation needs to specifically state its belief as to procedural and substantive fairness to each group of unaffiliated shareholders.

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. (SEE PAGE 28).

Interests of Certain Persons in the Merger, page 25

42. Revise this section to clarify the difference between "ownership" and "beneficial ownership."

THE ABOVE-REFERENCED SECTION HAS BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. (SEE PAGE 29).

Financing of the Merger, page 26

43. We note that you do not have committed financing in place. Please ensure that you revise this disclosure to provide the information required pursuant to Item 1007(d) of Regulation M-A when you secure such financing arrangements. In the alternative, if financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing for Pioneer Merger Corporation. See Instruction 2 to
     Item 14 of Schedule 14A.

NATIONAL CITY BANK HAS APPROVED THE FINANCING FOR THE GOING PRIVATE TRANSACTION (APPROXIMATELY $5 MILLION) AS PART OF A BROAD FINANCING PACKAGE FOR UP TO $16 MILLION. THE DOCUMENT HAS BEEN REVISED TO REFLECT THE MATERIAL TERMS OF THE LOAN AGREEMENT. THE FORMS OF LOAN AGREEMENT, NOTE, SECURITY AGREEMENT, PLEDGE, AND GUARANTY HAVE BEEN FILED AS EXHIBITS TO AMENDMENT NO. 1 TO SCHEDULE 13E-3. (SEE PAGES 31 AND 32).

Material U.S. federal income tax consequences of the merger, page 30

44. Revise to provide further information regarding the tax consequences to holders who are cashed out in the merger. For example, provide additional detail regarding the Section 302 tests.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 14


THE ABOVE-REFERENCED SECTION HAS BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. (SEE PAGES 35 AND 36).

Backup withholding, page 31

45. Please revise to eliminate the statement that "this discussion is only intended to provide you with a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger." We believe this statement might suggest that your shareholders may not rely on the description of material tax consequences included in your proxy statement and you are required to disclose the material tax consequences. Similarly, revise to delete your statement that the discussion "summarizes" the material tax consequences.

THE OFFENDING LANGUAGE IN THE ABOVE-REFERENCED SECTION HAS BEEN OMITTED. (SEE PAGE 36).

46. Discuss the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A.

THE THREE FILING PARTIES ARE THE COMPANY, PIONEER MERGER CORPORATION, AND GUY L. BRENKMAN. THE PROXY STATEMENT NOW INCLUDES A DISCUSSION OF THE FEDERAL TAX CONSEQUENCES FOR EACH OF THE THREE. (SEE PAGE 36).

Pro Forma Effect of the Merger, page 31

47. Your pro forma earnings per share for the six months ended June 30, 2004 does not agree to the pro forma earnings per share amount disclosed on the face of your pro forma consolidated income statements for the six-month ended June 30, 2004 on page 45 of the document. Please correct this discrepancy.

THIS DISCREPANCY HAS BEEN CORRECTED. (SEE PAGE 37).

Pro Forma Consolidated Financial Statements page 42

48. Although you are a small business issuer, some of our following comments cite Regulation S-X as Instruction 2 of Item 310 in Regulation S-B refers registrants to the guidance in Article 11 of Regulation S-X to the extent pro forma presentation requirements.

WE ACKNOWLEDGE THIS COMMENT AND HAVE PREPARED THE REVISED PRO FORMA FINANCIAL STATEMENTS ACCORDINGLY.

49. We were unable to recompute the amount of $1,339,500 related to the 480,000 shares cashed out in the merger. Please supplementally tell us how you calculated this amount or revise as appropriate.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 15


THE FINANCIAL STATEMENTS HAVE BEEN REVISED TO REFLECT THE CORRECT AMOUNT OF $1,368,000. THE $1,339,500 AMOUNT WAS BASED ON A PREVIOUSLY ASSUMED CASH-OUT OF 470,000 SHARES, WHICH AMOUNT WAS INCORRECT.

50. You state that you have incurred or will incur $219,700 in costs and expenses relating to the merger, and the pro forma financial statements include an adjustment for these incremental costs. In addition to being directly attributable to the merger, the pro forma adjustments must also be factually supportable and expected to have a continuing impact such that the pro forma statements of operations should be indicative of the ongoing entity. Refer to Rule 11-02(b)(6) of Regulation S-X. In this regard, it appears these costs are nonrecurring without a continuing impact. Please revise your annual and interim pro forma financial consolidated income statements to exclude this adjustment, as these charges should solely be disclosed separately in the notes without adjustment to the pro forma income statements. Refer to the guidance in Rule 11-02(b)(5) of Regulation S-X.

THE FINANCIAL STATEMENTS HAVE BEEN REVISED IN ACCORDANCE WITH THIS COMMENT.

51. You state that you anticipate cost savings of $150,000 as a result of the merger. To the extent that these costs are a directly attributable to no longer being a public company (e.g. fees related to accounting, legal, printing, SEC fees, etc) and are significant to your results of operations, you should specifically include the reduction of these costs as an adjustment to your pro forma statement of operations as they give effect to the merger and are indicative of the ongoing entity. Be advised these amounts must also be factually supportable. Please revise your annual and interim pro forma income statements as appropriate.

THE FINANCIAL STATEMENTS HAVE BEEN REVISED IN ACCORDANCE WITH THIS COMMENT.

52. Please reference the pro forma adjustments on the face of your consolidated balance sheet and income statement to the footnotes, which clearly explain the assumptions involved in the determining the amount.

THE FINANCIAL STATEMENTS HAVE BEEN REVISED IN ACCORDANCE WITH THIS COMMENT.

Pro Forma Consolidated Balance Sheet, page 43

53. We note that you have included pro forma adjustments that increase cash and accrued liabilities by $132,070 and $127,426, respectively, on the face of the consolidated balance sheet. However, it is unclear from your footnote how these pro forma adjustments related to the merger transaction and what assumptions are involved. Please advise and also tell us how you determined or calculated theses amounts. Similarly clarify in your footnotes.

THE PRO FORMA BALANCE SHEET HAS BEEN REVISED IN ACCORDANCE WITH THIS COMMENT.

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 16


THE PRO FORMA BALANCE SHEET IS BASED ON THE FOLLOWING ASSUMPTIONS:

     o $132,070 INCREASE IN CASH REPRESENTS CASH PROCEEDS FROM $5 MILLION DOLLAR FINANCING NOT USED FOR THE GOING PRIVATE TRANSACTION.

     o $578,423 INCREASE IN CURRENT MATURITIES REPRESENTS TWELVE MONTH CURRENT PORTION OF PRINCIPAL RELATED TO DEBT FINANCING FOR THE STOCK REPURCHASE TRANSACTION BASED ON AMORTIZATION TABLE, $5 MILLION INITIAL BORROWING AT 6.75%, MONTHLY PRINCIPAL AND INTEREST PAYMENTS OF $74,853.

     o $4,421,577 INCREASE IN LONG TERM DEBT REPRESENTS NON-CURRENT PORTION OF PRINCIPAL RELATED TO DEBT FINANCING FOR THE STOCK REPURCHASE TRANSACTION BASED ON AMORTIZATION TABLE, $5 MILLION INITIAL BORROWING AT 6.75%, MONTHLY PRINCIPAL AND INTEREST PAYMENTS OF $74,853.

     o $480,000 REDUCTION IN COMMON STOCK REPRESENTS PAR VALUE OF REPURCHASED STOCK.

     o $2,052,000 REDUCTION IN PAID IN CAPITAL REPRESENTS A $1,367,520 REDUCTION FOR COMMON STOCK REPURCHASED IN EXCESS OF PAR VALUE AND A $684,480 REDUCTION FOR THE REPURCHASE OF WARRANTS.

     o $2,815,450 REDUCTION IN RETAINED EARNINGS REPRESENTS A REDUCTION FOR THE REMAINING WARRANTS REPURCHASED.
(SEE PAGES 48 - 49).

Pro Forma Consolidated Income Statement for the fiscal year ended December 31, 2003. page 44

Pro Forma Consolidated Income Statement for the six months ended June 30, 2004, page 45

54. You include pro forma adjustments for interest expense and provision for income taxes on both your pro forma consolidated income statement for the year ended December 31, 2003 and the six months ended June 30, 2004. Please tell us and clarify in your footnotes the assumptions involved and specifically how these amounts were calculated or determined. In this regard, it appears the annual interest expense on the $5,000,000 borrowing at 6% interest rate would be $300,000. Also, please note that the guidance in Instruction 7 to Rule 11-02(b) of Regulation S-X provides that tax adjustments normally should be calculation at the statutory rates. Please revise accordingly.

THE FINANCIAL STATEMENTS HAVE BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. ASSUMPTIONS IN CONNECTION WITH THE 12/31/03 PRO FORMAS ARE AS FOLLOWS: $150,000 REDUCTION IN ADMINISTRATIVE EXPENSES REPRESENTS THE ESTIMATED ANNUAL SAVINGS TO THE COMPANY AS A RESULT OF THE GOING PRIVATE TRANSACTION. $320,000 INCREASE IN OTHER EXPENSE REPRESENTS THE FIRST 12 MONTHS INTEREST EXPENSE BASED ON AMORTIZATION TABLE, $5 MILLION INITIAL BORROWING AT 6.75%, MONTHLY PRINCIPAL AND INTEREST PAYMENTS OF $74,853. $66,300 REDUCTION IN PROVISION FOR INCOME TAXES REPRESENTS THE TAX EFFECT OF PRO FORMA ADJUSTMENTS USING THE STATUTORY RATES OF 35% FOR FEDERAL TAX AND 4% FOR STATE TAX (NET OF FEDERAL TAX BENEFIT). PRO FORMA EARNINGS PER SHARE ARE CALCULATED USING 4,527,523 OUTSTANDING SHARES AS OF THE ASSUMED TRANSACTION DATE 1/1/03 LESS 480,000 SHARES ASSUMED REPURCHASED UNDER GOING PRIVATE TRANSACTION. THE 9/30/04 PRO FORMAS UTILIZE THE SAME METHODOLOGY. (SEE PAGES 50 - 51).

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 17


55. Please disclose in the footnotes to the pro forma consolidated financial statements your pro forma EPS calculation for both the fiscal year ended December 31, 2003 and six months ended June 30, 2004, and reference the EPS amounts included on the face of your income statements to the respective pro forma EPS calculation. In addition, please disclose the number of shares used to compute the per share amounts on the face of the pro forma consolidated income statement. Refer to guidance in Rule 11-02(b)(7) of Regulation S-X.

THE FINANCIAL STATEMENTS HAVE BEEN REVISED IN ACCORDANCE WITH THIS COMMENT. (SEE PAGES 50 - 52).

Documents incorporated by reference. page 46

56.  We note that you have incorporated by reference the information required by
     Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference into the filing to the same extent as would be permitted by Form S-4. See Item 14(e)(1) of Schedule 14A and Part C, Item 15 of Form S-4. However, it does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference. Please revise your disclosure to remove your reference to incorporation by reference and to include any disclosure that you were incorporating into the document by reference to the Form 10-K or advise us why you believe you can incorporate by reference.

DOCUMENTS PREVIOUSLY INTENDED TO BE INCORPORATED BY REFERENCE HAVE BEEN ADDED AS APPENDIX D TO THE PROXY STATEMENT.

57. If you continue to elect to incorporate the financial information by reference after reviewing the preceding comment, then provide at least the summary information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and book value per share. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.

WE HAVE DISCONTINUED INCORPORATING BY REFERENCE THE ABOVE-REFERENCED FINANCIAL INFORMATION.

58. Advise us of the authority on which you rely to incorporate by reference any additional documents that you may file with the SEC between the date of this document and the date of the special meeting or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and
     Schedule 14A to include the information if filed to the extent required to fulfill your disclosure obligation.

WE HAVE DISCONTINUED INCORPORATING BY REFERENCE THE ABOVE-REFERENCED FINANCIAL INFORMATION. WE HAVE REVISED THE DISCLOSURE TO INDICATE THAT WE WILL AMEND THE
SCHEDULE 13E-3 AND

MICHAEL PRESSMAN
SPECIAL COUNSEL
OFFICE OF MERGERS AND ACQUISITIONS
January 11, 2005
Page 18


SCHEDULE 14A TO INCLUDE THE INFORMATION IF FILED TO THE EXTENT REQUIRED TO FULFILL OUR DISCLOSURE OBLIGATION. (SEE PAGE 53).

Other

59. In connection with responding; to our comments, please provide, in writing, a statement from the each filing person acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your fling.

ACKNOWLEDGEMENTS FOR EACH FILING PERSON HAVE BEEN DELIVERED TO YOU UNDER SEPARATE COVER.

Form 10-KSB for fiscal year ended December 31, 2003

60. Confirm supplementally that future Form 10K-SB filings will be signed by your principal executive officer and your controller or principal accounting officer. Refer to General Instruction C to Form 10-KSB.

THE COMPANY CONFIRMS THAT FUTURE FORM 10K-SB FILINGS WILL BE SIGNED BY ITS PRINCIPAL EXECUTIVE OFFICER AND ITS CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER.

                                                          VERY TRULY YOURS,

                                                          HOWARD & HOWARD

                                                          /S/ TIMOTHY E. KRAEPEL

                                                          TIMOTHY E. KRAEPEL

cc:   J. Michael Carr
      Theodore L. Eissfeldt, Esq.